Mail Stop 4561

August 27, 2007

Wallace H. Bieler, Chief Financial Officer
Univest Corp of Pennsylvania
14 North Main Street
Souderton, Pennsylvania 18964

      Re: **Univest Corp of Pennsylvania**
              Form 10-K for Fiscal Year Ended
              December 31, 2006

Dear Mr. Bieler:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Don Walker
      Senior Assistant Chief Accountant